SCHEDULE 13D

                              CUSIP No. M74919107

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                          NEXUS TELOCATION SYSTEMS LTD.
                          -----------------------------
                                (Name of Issuer)

                Ordinary Shares, NIS 0.01 Nominal Value Per Share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    M74919107
                                ----------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                             January 20, 2000
                            ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__] .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                 Page 1 of 91 Pages
                               Exhibit Index: Page 12

                                                              Page 2 of 91 Pages




CUSIP No. M74919107

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  3,096,000 /1/
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   3,096,000 /1/
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,096,000 /1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                          [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    16.52% /1/

14       Type of Reporting Person*

                  OO;IA


         /1/ See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 91 Pages


CUSIP No. M74919107


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,096,000 /1/
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,096,000 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,096,000 /1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    16.52% /1/

14       Type of Reporting Person*

                  IA


         /1/ See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 91 Pages


CUSIP No. M74919107


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   3,096,000 /1/
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            3,096,000 /1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,096,000 /1/

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    16.52% /1/

14       Type of Reporting Person*

                  IA


         /1/ See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 91 Pages







                  This Statement on Schedule 13D relates to Ordinary Shares, NIS
0.01 nominal value per share (the "Shares"), of Nexus Telocation Systems Ltd. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report the recent acquisition of Shares of the Issuer, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

Item 1.  Security and Issuer.

                  This Statement relates to the Shares. The address of the principal executive office of the Issuer is 6B Tfutzot Israel Street, Givatayim, 53583, Israel.

Item 2.  Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Soros Fund Management LLC ("SFM LLC");

         ii)      Mr. George Soros ("Mr. Soros"); and

         iii)     Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

         This Statement relates to the Shares held for the account of QEG-NTS Holdings LLC, a Delaware limited liability company ("QEG-NTS").

                              The Reporting Persons

                  The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Duncan Hennes. SFM LLC, a Delaware limited liability company, has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Emerging Growth Partners C.V. ("QEG") and Quantum Partners LDC ("Quantum Partners"). Each of QEG and Quantum Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2, and elsewhere in this
Schedule 13D as applicable, is a list of the Managing Directors of SFM LLC.

                  Each of QEG and Quantum Partners owns 50% of the outstanding interest of QEG-NTS.

                  The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                  The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

                  Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of QEG-NTS.

                                                              Page 6 of 91 Pages



                  During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  QEG-NTS expended approximately $7,740,000 of its working capital to purchase the 3,096,000 Shares reported herein as being acquired in the last 60 days.

                  The securities held for the accounts of QEG-NTS may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

                  Except as described in this Initial Statement, all of the securities reported herein as having been acquired for the account of QEG-NTS were acquired for investment purposes, and neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to
Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest  in Securities of the Issuer.

         (a) Each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of the 3,096,000 Shares (representing approximately 16.52% of the total number of outstanding Shares, without giving effect to the issuance of the Shares described in the last paragraph of this Item 5) held for the account of QEG-NTS.

         (b) (i) SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 3,096,000 Shares held for the account of QEG-NTS.

             (ii) Each of Mr. Soros and Mr. Druckenmiller, as a result of their positions with SFM LLC, may be deemed to have the shared power to direct the voting and disposition of the 3,096,000 Shares held for the account of QEG-NTS.

         (c) Except for the transactions listed on Annex B hereto, there have been no transactions effected with respect to the Shares since November 21, 1999 (60 days prior to the date hereof) by any of the Reporting Persons.

         (d) The members of QEG-NTS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QEG-NTS in accordance with their ownership interests in QEG-NTS.

         (e) Not applicable.

                                                              Page 7 of 91 Pages



         In addition to the foregoing, pursuant to the Securities Purchase Agreement (as defined herein) QEG-NTS has the obligation, subject to the satisfaction by the Issuer of certain conditions on or prior to March 15, 2000, to purchase 2,064,000 additional Shares for a purchase price of $5,160,000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On January 10, 2000, QEG-NTS entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with the Issuer and the purchasers (together with QEG-NTS, the "Purchasers") set forth therein (a copy of which is attached hereto as Exhibit D and incorporated herein by reference in response to this Item 6) pursuant to which QEG-NTS purchased 3,096,000 Shares for an aggregate purchase price of $7,740,000.

                  Pursuant to Article 2 and Article 6 of the Securities Purchase Agreement, QEG-NTS has the obligation, subject to the satisfaction by the Issuer of certain conditions set forth therein on or prior to March 15, 2000, to purchase 2,064,000 additional Shares for an aggregate purchase price of $5,160,000.

                  Pursuant to Section 5.1(a) of the Securities Purchase Agreement, the Issuer is required to amend its Articles of Association to provide for (i) an increase in the Issuer's share capital, (ii) the right of QEG-NTS, subject to certain conditions, to appoint one member to the board of directors of the Issuer and (iii) the right of QEG-NTS, subject to certain conditions, to assign its right to appoint one member to the board of directors of the Issuer.

                  Pursuant to Section 5.11 of the Securities Purchase Agreement, the Purchasers have certain preemptive rights in instances where the Issuer issues any new Shares, or securities convertible into or exercisable for Shares, at any time prior to January 10, 2003.

                  Pursuant to Section 5.12 of the Securities Purchase Agreement, until the earlier to occur of the date that (a) QEG-NTS holds less than 2,000,000 Shares (3,500,000 Shares if the second closing pursuant to the Securities Purchase Agreement occurs) or (b) the Purchasers, in the aggregate, hold less than 15% of the outstanding Ordinary Share capital of the Issuer, the Issuer is prohibited from taking certain actions set forth therein.

                  The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement (attached as Exhibit D to this Initial Statement), which is incorporated herein by reference.

                  On January 10, 2000, QEG-NTS entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer and the Purchasers (a copy of which is attached hereto as Exhibit E and incorporated herein by reference in response to this Item 6) pursuant to which the Issuer agreed to file a "Shelf" registration statement (the "Initial Registration Statement") on Form F-3, pursuant to Rule 415 of the Securities Act of 1933, as amended (the "Securities Act").

                  Pursuant to Section 2(b) of the Registration Rights Agreement, at any time when the Initial Registration Statement is not effective, the Purchasers have certain rights to demand that the Issuer register under the Securities Act unregistered securities of the Issuer held by the Purchasers.

                  Pursuant to Section 6(d) of the Registration Rights Agreement, the Purchasers were granted certain piggy-back registration rights at any time when a registration statement with respect to the Purchasers' Shares is not effective, which, if exercised, entitles the Purchasers to participate in registered offerings by the Issuer.

                  The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement (attached as Exhibit E to this Initial Statement), which is incorporated herein by reference.

                                                             Page 8 of 91 Pages





                  On January 10, 2000, QEG-NTS entered into a Shareholders' Agreement (the "Shareholders' Agreement") with the Issuer and the Purchasers and the shareholders (together with QEG-NTS, the "Shareholders") set forth therein (a copy of which is attached hereto as Exhibit F and incorporated herein by reference in response to this Item 6).

                  Pursuant to Section 1 of the Shareholders' Agreement (i) QEG-NTS has the right, subject to certain conditions, to designate one member to the board of directors of the Issuer, (ii) the Shareholders agreed to approve an amendment to the Issuer's Articles of Association to provide for such right and
(iii) the Shareholders agreed to approve QEG-NTS's designee.

                  Pursuant to Section 2 of the Shareholders' Agreement, until the earlier to occur of the date that (a) QEG-NTS holds less than 2,000,000 Shares (3,500,000 Shares if the second closing pursuant to the Securities Purchase Agreement occurs) or (b) the Purchasers, in the aggregate, hold less than 15% of the outstanding Ordinary Share capital of the Issuer, the Shareholders agreed not to vote any Shares owned by them to permit or direct the Issuer to take certain actions set forth therein.

                  The foregoing description of the Shareholders' Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders' Agreement (attached as Exhibit F to this Initial Statement), which is incorporated herein by reference.

                  From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

                  A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

                  B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

                  C. Joint Filing Agreement dated January 20, 2000 by and among SFM LLC, Mr. Soros and Mr. Druckenmiller.

                  D. Securities Purchase Agreement, dated as of January 10, 2000, by and among the Issuer, QEG-NTS and the Purchasers named therein.

                  E. Registration Rights Agreement, dated as of January 10, 2000, by and among the Issuer, QEG-NTS and the Purchasers named therein.

                  F. Shareholders' Agreement, dated as of January 10, 2000, by and among the Issuer, QEG-NTS and the Shareholders named therein.

                                                             Page 9 of 91 Pages





                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 20, 2000


                                                       SOROS FUND MANAGEMENT LLC


                                                   By: /s/ Micheal C. Neus
                                                       -------------------------
                                                       Michael C. Neus
                                                       Assistant General Counsel


                                                       GEORGE SOROS


                                                   By: /s/ Micheal C. Neus
                                                       -------------------------
                                                       Michael C. Neus
                                                       Attorney-in-Fact


                                                       STANLEY F. DRUCKENMILLER


                                                   By: /s/ Michael C. Neus
                                                       -------------------------
                                                       Michael C. Neus
                                                       Attorney-in-Fact

                                                            Page 10 of 91 Pages





                                     ANNEX A


                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC.


Scott K. H. Bessent
Walter Burlock
L. Kevin Dann
Duncan Hennes
Ron Hiram
Michael Karsh
Sheldon Kasowitz
David N. Kowitz
Carson Levit
Alexander C. McAree
Steven Okin
Michael Pendy
Frank Sica
Sean C. Warren

         Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

         To the best of the Reporting Persons' knowledge:

                  (a)      None of the above persons hold any Shares.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                            Page 11 of 91 Pages




                                     ANNEX B


                    RECENT TRANSACTIONS IN THE SECURITIES OF
                          NEXUS TELOCATION SYSTEMS LTD.


                                         Date of           Nature of            Number of
For the Account of
------------------                     Transaction         Transaction          Securties        Price
                                       -----------         -----------          ---------        -----
QEG-NTS                               1/10/00              PURCHASE             3,096,000       $7,740,000



                                                            Page 12 of 91 Pages





                                  EXHIBIT INDEX
                                                                        Page No.
                                                                        --------

     A.   Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros  in  favor  of  Mr.   Sean  C.
          Warren   and  Mr.   Michael  C. Neus.....................        13

     B.   Power of Attorney  dated as of January 1, 1997 granted
          by Mr.  Stanley F.  Druckenmiller  in favor of Mr. Sean C.
          Warren and Mr.  Michael C. Neus..........................        14

     C.   Joint Filing  Agreement dated January 20, 2000 by and
          among Soros Fund Management  LLC,  Mr.  George Soros and
          Mr.  Stanley F.  Druckenmiller...........................        15

     D.   Securities  Purchase  Agreement,  dated as of January 10,
          2000, by and among Nexus Telocation  Systems Ltd. (the
          "Issuer"),  QEG-NTS Holdings LLC ("QEG-NTS") and the
          Purchasers named therein.................................        16

     E.   Registration  Rights  Agreement,  dated as of January 10,
          2000, by and among the Issuer, QEG-NTS and the Purchasers
          named therein............................................        55

     F.   Shareholders'  Agreement,  dated as of January 10, 2000,
          by and among the Issuer, QEG-NTS and the Shareholders
          named therein............................................        82

                                                            Page 13 of 91 Pages





                                    EXHIBIT A

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, GEORGE SOROS, hereby make, constitute and appoint each of SEAN C. WARREN and MICHAEL C. NEUS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or
Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and
(2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 1st day of January, 1997.




                                                       /s/ George Soros
                                                     ------------------
                                                      GEORGE SOROS

                                                            Page 14 of 91 Pages





                                    EXHIBIT B

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, STANLEY F. DRUCKENMILLER, hereby make, constitute and appoint each of SEAN C. WARREN and MICHAEL C. NEUS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Lead Portfolio Manager of, member of or in other capacities with Soros Fund Management LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to
Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 1st day of January, 1997.




                                            /s/ Stanley F. Druckenmiller
                                           -------------------------------------
                                            STANLEY F. DRUCKENMILLER

                                                            Page 15 of 91 Pages




                                    EXHIBIT C

                             JOINT FILING AGREEMENT


       The undersigned hereby agree that the statement on Schedule 13D with respect to the Ordinary Shares of Nexus Telocation Systems Ltd. dated January 20, 2000 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.

Date: January 20, 2000

                                                       SOROS FUND MANAGEMENT LLC


                                                   By: /s/ Michael C. Neus
                                                       -------------------------
                                                       Michael C. Neus
                                                       Assistant General Counsel


                                                       GEORGE SOROS


                                                   By: /s/ Michael C. Neus
                                                       -------------------------
                                                       Michael C. Neus
                                                       Attorney-in-Fact



                                                       STANLEY F. DRUCKENMILLER


                                                   By: /s/ Michael C. Neus
                                                       -------------------------
                                                       Michael C. Neus
                                                       Attorney-in-Fact